UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

November 27, 2013

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

press release

Paris, November 27th 2013

Orange reached an agreement with Altice for the disposal of Orange Dominicana

The Orange Group announced today that it has reached an agreement with Altice to sell 100% of Orange Dominicana S.A., its  subsidiary in the Dominican Republic.

The parties agreed on an Enterprise Value of USD1.435 billion (EUR 1.1 billion).

The transaction, which is subject to the approval of the Dominican Republic’s competent authorities will be submitted to the Board of Directors of the Orange Group for approval during the week commencing December 9, 2013.

Upon completion, this transaction will represent a significant step forward in the optimization of Orange's assets portfolio as announced in 2011.

Orange Dominicana was established in 2000 and is now a leading telecommunication operator in the Dominican Republic, one of the largest and most dynamic economies in the Caribbean with an estimated population over 10 million.

The company posted revenues of DOP 22.8 billion (EUR 451 million) in 2012 and had 3.4 million subscribers at the end of September 2013. The company employs approximately 1,400 people.

About Orange

Orange is one of the world’s leading telecommunications operators with sales of 43.5 billion euros in 2012 and has 166,000 employees worldwide at 30 September 2013, including 102,000 employees in France. Present in 32 countries, the Group has a total customer base of more than 232 million customers at 30 September 2013, including 175 million mobile customers and 15 million fixed broadband customers worldwide. Orange is also a leading provider of global IT and telecommunication services to multinational companies, under the brand Orange Business Services.

Orange is listed on the NYSE Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information : www.orange.com, www.orange-business.com and on Twitter : @orange, @orangegrouppr, @orangebusiness.

Orange and any other Orange product or service names included in this material are trade marks of Orange Brand Services Limited.

Press Contacts : +33 1 44 44 93 93

Sébastien Audra, sebastien.audra@orange.com

Olivier Emberger, olivier.emberger@orange.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORANGE

Date: November 27, 2013	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations